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[VIVENDI UNIVERSAL LOGO]



            Vivendi Universal's comments on the new Moody's rating

Paris, May 3, 2002 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V] today has been informed of the decision of the Moody's rating agency to downgrade its senior debt ratings from Baa2 with negative outlook to Baa3 with stable outlook.

The company believes that this decision does not fully take into consideration the currently poor market conditions and the fact that the agency does not take into account immediately the whole of the debt reduction program planned by Vivendi Universal.

This decision has no impact on Vivendi Universal's cash situation. It does not trigger any renegotiation clauses or advance repayments of bank credit lines. In addition, Vivendi Universal's use of commercial paper in the current amount of
1.6 billion euros is well covered by back-up lines of more than 3 billion euros, the availability of which will not be affected by the rating change.

Vivendi Universal affirms that it has every confidence in its ability to meet its operating targets for 2002, as proved by its first-quarter results. The company is totally determined to carry through its debt reduction program in order to make a rapid return to a comfortable position with a Baa2 rating.

Important Disclaimer:
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the operational objectives are not fully realized; the level of debt is not reduced to a suitable level; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Other than in connection with applicable securities laws, Vivendi Universal is under no obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal.

CONTACTS :

Media                            Investor Relations
Paris                            Paris
Martine Esquirou                 Laura Martin
+33 (1).71.71.3120               +33 (1).71.71.1084 or
Antoine Lefort                   917.378.5105
+33 (1).71.71.1180               Laurence Daniel
Alain Delrieu                    +33 (1).71.71.1233
+33 (1).71.71.1086

New York                         New York
Anita Larsen                     Eileen McLaughlin
+(1) 212.572.1118                +(1) 212.572.8961
Mia Carbonell
+(1) 212.572.7556